Exhibit 1
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
CHANGE OF DIRECTORS
The Board of Directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) announces that Mr. Kim Shin Bae (“Mr. Kim”) has resigned as Non-Executive Director of the Company with effect from 22 January 2009 as he would like to commit more time to his new position at SK C&C Co., Ltd. and the development of its business operations. Mr. Kim has confirmed that he has no disagreement with the Board and there are no matters which need to be brought to the attention of the shareholders of the Company in relation to his resignation.
The Board is pleased to announce that Mr. Jung Man Won (“Mr. Jung”) has been appointed as Non-Executive Director of the Company in place of Mr. Kim with effect from 22 January 2009.
Mr. Jung, aged 57, holds a master’s degree of business administration from New York University, USA. From December 1976 to April 1978, he served as a Certified Public Accountant in Korea. From May 1978 to March 1993, he served first as a Deputy Director and later as a Director of the Ministry of Energy and Resources of Korea. From March 1993 to May 1994, he served as a Director of the European Trade Department of the Korean Ministry of Commerce and Industry. Mr. Jung joined the Corporate Planning Office of the SK Group in July 1994. He was credited with the successful implementation of the OK Cashbag business while serving as the head of the Customer Business Development Division of SK Energy Co., Ltd. (previously known as SK Corporation and Yukong Ltd.). Mr. Jung led the Mobile Internet Business Division of SK Telecom Co., Ltd. (“SK Telecom”) as Vice President for two years starting from December 2000. Mr. Jung served as the CEO of SK Networks Co., Ltd. since September 2003, during which he successfully guided the company to its present position within a short period of time. In January 2009, Mr. Jung rejoined SK Telecom as President and CEO.
Mr. Jung has not entered into any service contracts with the Company. The terms of services agreed between Mr. Jung and the Company do not provide for a specified length of service and do not expressly require the Company to give more than one year’s notice period or to make payments equivalent to more than one year’s emoluments to terminate Mr. Jung’s service. Mr. Jung is subject to retirement by rotation at annual general meetings in accordance with the articles of association of the Company.

Mr. Jung will receive an annual fee of HK$300,000 as Non-Executive Director of the Company. Such remuneration has been determined with reference to Mr. Jung’s duties and prevailing market conditions. Other than the aforesaid annual fee, Mr. Jung will not be entitled to any bonus or other emoluments.
Save as disclosed above, there is no information in relation to the appointment of Mr. Jung that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters relating to his appointment that needs to be brought to the attention of the shareholders of the Company.
The Board would like to express its appreciation to Mr. Kim for his contributions to the Company during his period of service, and would also like to extend its warmest welcome to Mr. Jung for his appointment.
As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-Executive Directors:	Cesareo Alierta Izuel and Jung Man Won

Independent Non-Executive Directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
Chu Ka Yee Company Secretary
Hong Kong, 22 January 2009

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